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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                 (RULE 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b) AND (c) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                 (AMENDMENT)(1)

                               Aradigm Corporation
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                                (NAME OF ISSUER)

                                  Common Stock
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                         (TITLE OF CLASS OF SECURITIES)

                                    038505103
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                                 (CUSIP NUMBER)



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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 038505103                     13G                    PAGE 2 OF 5 PAGES
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1.            NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Brentwood Associates VI, L.P.

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2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                    (b)  [X]

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3.            SEC USE ONLY


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4.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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        NUMBER OF           5.        SOLE VOTING POWER
          SHARES                               N/A
       BENEFICIALLY       ------------------------------------------------------
         OWNED BY           6.        SHARED VOTING POWER
           EACH                              N/A
        REPORTING         ------------------------------------------------------
          PERSON            7.        SOLE DISPOSITIVE POWER
           WITH                               N/A
                          ------------------------------------------------------
                            8.        SHARED DISPOSITIVE POWER
                                              N/A
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9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       N/A
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10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES(1)                                             [ ]

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11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       N/A
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12.           TYPE OF REPORTING PERSON*

                       PN
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(1)  SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                                               Page 3 of 5 Pages

ITEM 1(A)         NAME OF ISSUER:

                   Aradigm Corporation

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   26219 Eden Landing Road, Hayward, CA  94545

ITEM 2(a)         NAME OF PERSON FILING:

                   Brentwood Associates VI, L.P.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                   1150 Santa Monica Blvd., Suite 1200, Los Angeles, CA  90025

ITEM 2(c)         CITIZENSHIP:

                   Delaware

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                   Common Stock

ITEM 2(e)         CUSIP NUMBER:

                   038505103

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a)      [ ] Broker or dealer registered under Section 15 of
                               the Act,

                  (b)      [ ] Bank as defined in Section 3(a)(6) of the Act,

                  (c)      [ ] Insurance Company as defined in Section 3(a)(19)
                               of the Act,

                  (d)      [ ] Investment Company registered under Section 8 of
                               the Investment Company Act,

                  (e)      [ ] Investment Adviser registered under Section 203
                               of the Investment Advisers Act of 1940,

                  (f)      [ ] Employee Benefit Plan, Pension Fund which is
                               subject to the provisions of the Employee
                               Retirement Income Security Act of 1974 or
                               Endowment Fund; see 13d- 1(b)(1)(ii)(F),

                  (g)      [ ] Parent Holding Company, in accordance with Rule
                               13d-1(b)(ii)(G); see Item 7,

                  (h)      [ ] Group, in accordance with Rule
                               13d-1(b)(1)(ii)(H).


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                                                               Page 4 of 5 Pages

ITEM 4 OWNERSHIP:

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                  (a)      Amount Beneficially Owned:

                            N/A
                            -----------------------------------------------

                  (b)      Percent of Class:

                            -----------------------------------------------

                  (c) Number of Shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    _________________________________________

                           (ii)     shared power to vote or direct the vote:
                                    _________________________________________

                           (iii) sole power to dispose or to direct the disposition of:__________________________

                           (iv) shared power to dispose or to direct the disposition of:__________________________

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         The general partner of Brentwood Associates VI, L.P. is Brentwood VI Ventures, L.P., a Delaware limited partnership ("Brentwood VI Ventures"). The general partners of Brentwood VI Ventures are David Chonette, Ross Jaffe, G. Bradford Jones, and John Walecka, each of whom may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Brentwood Associates VI, L.P.

         Brentwood Associates VI, L.P., Brentwood VI Ventures, and the above named general partners of Brentwood VI Ventures each disclaim beneficial ownership of the common stock owned by any other person or entity described in this Schedule.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         N/A

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and
         Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identify of each member of the group.


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                                                               Page 5 of 5 Pages

ITEM 9 NOTICE OF DISSOLUTION OF GROUP:

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10 CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE: After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


DATE:             February 7, 1998



                                 BRENTWOOD ASSOCIATES VI, L.P.
                                 By:  Brentwood VI Ventures, L.P.
                                 It's General Partner


                                 By:  /s/ G. Bradford Jones
                                   -------------------------------
                                          G. Bradford Jones
                                          General Partner


                                          David W. Chonette*
                                          Ross A. Jaffe*
                                          John L. Walecka*
                                          General Partners


                                          /s/ G. Bradford Jones
                                          -------------------------------
                                          G. Bradford Jones


                                          /s/ G. Bradford Jones
                                          -------------------------------
                                          G. Bradford Jones

                                          *By G. Bradford Jones, attorney in
                                          fact


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